BMC Industries, Inc. One Meridian Crossings, Suite 850 Minneapolis, MN 55423 Web site: www.bmcind.com

NEWS RELEASE

CONTACT:	BRADLEY D. CARLSON	(NYSE: BMM)
	(952) 851-6020	FOR IMMEDIATE RELEASE

Vision-Ease Lens and LensCrafters Introduce Polarized Melanin Sun Lenses

Partnership Produces Latest Innovation in Sunglass Lens Technology

August 16, 2002 - Minneapolis, Minnesota, USA--Vision-Ease Lens, Inc., a leading U.S. manufacturer of premium polycarbonate lenses, and subsidiary of BMC Industries, Inc. (NYSE: BMM) announces the release of its latest innovation in prescription sun lens technology---polarized melanin sun lenses.

Currently offered exclusively through LensCrafters, these innovative new sun lenses combine the unique light-absorbing properties of melanin with Vision-Ease's patented polarization process for superior protection from the sun's harmful rays and enhanced visual comfort, according to the company.

"Melanin is a natural light-absorbing substance found in our skin and in the retina," explains Mike Vierzba, Executive Vice President of Sales & Marketing.  "It protects us from the harmful effects of the sun's ultra violet (UV) rays and also blocks high-energy visible light (HEV), sometimes referred to as 'near-UV' or 'blue' light.  That's important because HEV causes glare and may be a contributing cause of age-related macular degeneration."

In addition to reducing the risk of cataracts and age-related macular degeneration, the new polarized melanin sun lenses also protect the skin around the eyes against premature wrinkles caused by sunlight, according to the company.

LensCrafters has named the new product FeatherWates® SPF Lenses.  According to the company, FeatherWates® SPF Lenses provide 100% UVA and UVB protection and up to 50% more HEV protection than ordinary sun lenses.  The polycarbonate lenses are currently available in a single vision design with the contrast-enhancing natural brown color of melanin.

In addition to offering superior protection from UV and HEV radiation, FeatherWates® SPF Lenses include Vision-Ease's patented polarization process that virtually eliminates reflective glare.  Made of premium polycarbonate material, FeatherWates® SPF Lenses are up to 20% thinner, 30% lighter, and up to ten times more impact resistant than other sun lenses.

Because of their unique properties, FeatherWates® SPF Lenses are the first prescription sun lenses to receive The Skin Cancer Foundation's Seal of Recommendation. (For more about sun protection and The Skin Cancer Foundation, visit www.skincancer.org.)

FeatherWates® SPF Lenses are currently available in single vision prescriptions at all North American LensCrafters stores.

"We are proud to produce this exciting new sun lens for LensCrafters.  It's another example of our continuing efforts at Vision-Ease Lens to respond to our customers' desires for innovative eyewear products," says Vierzba.

For more information about Vision-Ease Lens and its products, call (800) 328-3449 or visit the company's website at www.vision-ease.com.

To find the nearest LensCrafters store, visitwww.lenscrafters.com or call 1-800-541-5367.  LensCrafters is the world's largest optical retail chain, with 868 locations in the U.S., Canada and Puerto Rico.

BMC Industries, founded in 1907, is comprised of two business segments: Buckbee-Mears and Optical Products.  The Buckbee-Mears group offers a range of services and manufacturing capabilities to meet the most demanding precision metal manufacturing needs.  The group is a leading producer of a variety of precision photo-etched and electroformed components that require fine features and tight tolerances.  The group is also the only North American manufacturer of aperture masks, a key component in color television picture tubes.

The Optical Products group, operating under the Vision-Ease trade name, is a leading designer, manufacturer and distributor of polycarbonate, glass and plastic eyewear lenses.  Vision-Ease is a technology and market share leader in the polycarbonate lens segment of the market. Polycarbonate lenses are thinner and lighter than lenses made of other materials, while providing inherent ultraviolet (UV) filtering and impact resistant characteristics.

BMC Industries, Inc. is traded on the New York Stock Exchange under the ticker symbol "BMM."  For more information about BMC Industries, Inc., visit the Company's Web site at www.bmcind.com.